Exhibit 99.(e)(2)

________, 202_

Harris Associates Securities L.P.

111 South Wacker Drive, Suite 4600

Chicago, Illinois 60606

Dear Sir/Madam:

This is to advise you that Harris Associates Investment Trust (the “Trust”) has established a new series of shares to be known as “Oakmark Small Cap Fund.” In accordance with Paragraph 6 of the Distribution Agreement dated ________, 202_, as amended, between the Trust and Harris Associates Securities L.P., the Trust hereby requests that as of ________, 202_, you act as Distributor for the new series under the terms of the Distribution Agreement.

Please indicate your acceptance of the foregoing by executing three copies of this Letter Agreement, returning two to the Trust and retaining one copy for your records.

HARRIS ASSOCIATES INVESTMENT TRUST

Name: Rana J. Wright
Title: President

Agreed to this __ day of______, 202_.

HARRIS ASSOCIATES SECURITIES L.P.

Name: Christopher W. Keller
Title: President